December 20, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

RE:	Baird Funds, Inc.

Ladies and Gentlemen:

We represent Baird Funds, Inc. (the “Company”) in connection with its filing of Post-Effective Amendment No. 37 (the “Post-Effective Amendment”) to the Company’s Registration Statement (Registration Nos. 333-40128; 811-09997) on Form N-1A under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended.  The Post-Effective Amendment is being filed pursuant to Rule 485(b) under the Securities Act.

We have reviewed the Post-Effective Amendment and, in accordance with Rule 485(b)(4) under the Securities Act, hereby represent that the Post-Effective Amendment does not contain disclosures which would render it ineligible to become effective pursuant to Rule 485(b).

We consent to the use of this letter in the Post-Effective Amendment.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Laura A. Hawkins

Laura A. Hawkins
10605881.1

offices in milwaukee, madison, waukesha, green bay and appleton, wisconsin and washington, d.c.
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